EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(In millions)

	Years Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS:
Income (loss) before income taxes	$2,264	$(1,728)	$(4,591)	$4,005	$3,602
Less: Undistributed earnings from limited partnerships and other alternative investments	60	(380)	(539)	93	58
Add: Total fixed charges, before interest credited to contractholders	566	537	413	332	354

Total earnings, before interest credited to contractholders	2,770	(811)	(3,639)	4,244	3,898
Interest credited to contractholders [1]	763	4,947	(8,533)	2,022	3,553

Total earnings	$3,533	$4,136	$(12,172)	$6,266	$7,451

FIXED CHARGES:
Interest expense	$508	$476	$343	$263	$277
Interest factor attributable to rentals and other [2]	58	61	70	69	77

Total fixed charges, before interest credited to contractholders	566	537	413	332	354
Interest credited to contractholders [1]	763	4,947	(8,533)	2,022	3,553

Total fixed charges	1,329	5,484	(8,120)	2,354	3,907
Preferred stock dividend requirements [3]	694	249	13	—	—

Total fixed charges and preferred stock dividend requirements, before interest credited to contractholders	1,260	786	426	332	354

Total fixed charges and preferred stock dividend requirements	$2,023	$5,733	$(8,107)	$2,354	$3,907

RATIOS:
Total earnings to total fixed charges [4]	2.7	NM	NM	2.7	1.9
Total earnings to total fixed charges and preferred stock dividend requirements [4]	1.7	NM	NM	2.7	1.9

Deficiency of total earnings to total fixed charges [5]	$—	$1,348	$4,052	—	—
Deficiency of total earnings to total fixed charges and preferred stock dividend requirements [5]	$—	$1,597	$4,065	—	—

Ratios before interest credited to contractholders [6]
Total earnings to total fixed charges [4]	4.9	NM	NM	12.8	11.0
Total earnings to total fixed charges and preferred stock dividend requirements [4]	2.2	NM	NM	12.8	11.0

[1]
Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes. For the year ended December 31, 2008, the $(8.5) billion in interest credited to contractholders was primarily due to $(10.3) billion in investment income losses and mark-to-market effects of equity securities, trading, supporting the international variable annuity business.

[2]
Interest factor attributable to rental and others includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.

[3]	Preferred stock dividend requirements include preferred stock dividends accrued and accretion of discount on preferred stock issuance.

[4]	Ratios of less than one-to-one are presented as “NM” or not meaningful.

[5]
Represents additional earnings that would be necessary to result in a one-to-one ratio. These amounts are primarily due to before-tax realized losses of $(2.0) billion and $(5.9) billion, which includes before-tax impairments of $(1.5) billion and $(4.0) billion, for the years ended December 31, 2009 and 2008, respectively.

[6]
These secondary ratios are disclosed for the convenience of fixed income investors and the rating agencies that serve them and are more comparable to the ratios disclosed by all issuers of fixed income securities.